Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Earnings:	($ in millions)
Income from continuing operations before taxes	$48.2	$63.8
Add (deduct):
Earnings of non-consolidated affiliates	(0.4)	(0.6)
Distributions from affiliated companies	—	0.1
Capitalized interest	—	(0.8)
Fixed charges as described below	15.4	16.0
Total	$63.2	$78.5

Fixed charges:
Interest expensed and capitalized	$9.7	$9.9
Estimated interest factor in rent expense(1)	5.7	6.1
Total	$15.4	$16.0

Ratio of earnings to fixed charges	4.1	4.9

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.